Exhibit 99.1

News

BMO Financial Group Discloses Financial Results for 2011 as Restated to Conform with International Financial Reporting Standards (IFRS)

Key fiscal 2011 financial results and measures under IFRS, compared with amounts previously reported for fiscal 2011 under Canadian generally accepted accounting principles

•	Reported net income of $3,114 million, compared with $3,266 million

•	Adjusted net income[1] of $3,275 million, compared with $3,281 million

•	Reported diluted EPS of $4.84, compared with $5.26

•	Adjusted diluted EPS[1] of $5.10, compared with $5.29

•	Reported ROE of 15.1%, compared with 15.3%

•	Adjusted ROE[1] of 16.0%, compared with 15.3%

TORONTO, January 30, 2012 – BMO Financial Group (TSX/NYSE: BMO) today disclosed its financial results for 2011 as restated to conform with International Financial Reporting Standards (IFRS). All restated amounts are unaudited and are expressed in Canadian dollars.

BMO adopted IFRS effective November 1, 2011, and will present its financial statements prepared in accordance with IFRS when the bank reports its first quarter results on February 28, 2012.

This release summarizes the impact of adopting IFRS on results for 2011 and reflects our choice of elections on first-time adoption and choice of accounting policies available under IFRS. Readers are encouraged to also refer to the bank’s disclosures in the Future Changes in Accounting Policies – IFRS section on pages 73 to 77 of BMO’s 2011 Annual Report, which is available at www.bmo.com/investorrelations/.

A restated Supplementary Financial Information package is also available and provides further information on quarterly financial results for 2011 as restated to conform with IFRS. It is available at http://www.bmo.com/home/about/banking/investor-relations/financial-information/quarterly-results.

1	Adjusted results exclude the impact of certain items. Results and measures presented on an adjusted basis are non-GAAP. Please see the caution regarding the use and limitations of non-GAAP amounts and measures on pages 94 and 95 of BMO’s annual report where such measures and their closest GAAP counterparts are disclosed. The reconciliation on page 2 of this release identifies additional adjusting items derived from IFRS results.

Non-controlling Interest in subsidiaries

Under Canadian GAAP (CGAAP), BMO’s net income was determined after a $73 million deduction for the income that is attributable to non-controlling interest in subsidiaries in the Consolidated Statement of Income. Under IFRS, there is no comparable deduction, and instead, net income reflects income attributable to both shareholders and non-controlling interest in subsidiaries. Earnings per share under IFRS are therefore calculated using net income less earnings attributable to non-controlling interest in subsidiaries and preferred share dividends. In addition, certain convertible instruments are considered dilutive under IFRS and are now a factor in the calculation of earnings per share.

IMPACT OF IFRS ON NET INCOME AND KEY PERFORMANCE MEASURES

Adjusted net income for fiscal 2011 of $3,275 million, as derived from IFRS results, was $6 million lower than the previously reported adjusted net income of $3,281 million as derived from CGAAP results. Reported net income of $3,114 million under IFRS was $152 million lower than the previously reported net income under CGAAP, as explained in more detail below. Adjusted earnings per share of $5.10 and reported earnings per share of $4.84 declined $0.19 and $0.42, respectively, from amounts previously reported. Reported ROE of 15.1% decreased 20 basis points and adjusted ROE of 16.0% increased 70 basis points as a result of adopting IFRS.

The following table summarizes the differences between reported net income under CGAAP and IFRS. As indicated above, the adoption of IFRS lowered net income by $152 million in fiscal 2011. Differences included an $85 million reduction related to net income from securitization activities, in part due to credit card securitization gains recorded under CGAAP in 2011, a $69 million reduction related to consolidation of variable interest entities primarily due to changes in valuations associated with run-off structured credit activities (our credit protection vehicle and structured investment vehicles), and a $62 million reduction in net income in respect of acquisition related costs that are expensed under IFRS but recorded in goodwill under CGAAP. The preceding differences were partially offset by a $61 million increase in net income related to accounting for pension and other employee future benefits expense and the $73 million impact from the presentation of non-controlling interest in subsidiaries, as explained in the preceding section. Certain of the preceding items are considered adjusting items in the determination of adjusted net income, as discussed below.

(Canadian $ in millions)	Q1	Q2	Q3	Q4	Fiscal 2011

Reported net income – CGAAP	776	800	793	897	3,266

Consolidation requirements	9	94	(51)	(121)	(69)
Securitization	(7)	(46)	(2)	(30)	(85)
Decrease (increase) in general allowance	(4)	(53)	11	12	(34)
Pension & other employee future benefits	18	20	3	20	61
M&I acquisition related costs	—	—	(58)	(4)	(62)
Non-controlling interest in subsidiaries	18	18	18	19	73
Other	15	(20)	(6)	(25)	(36)

Effects of adopting IFRS	49	13	(85)	(129)	(152)

Reported net income – IFRS	825	813	708	768	3,114

Adjusted net income as previously reported – non-CGAAP	784	804	843	850	3,281
Effects of adopting IFRS (see above)	49	13	(85)	(129)	(152)
Changes in adjusting items as a result of IFRS:
Consolidation of structured credit activities	(20)	(100)	51	119	50
M&I acquisition related costs	—	—	58	4	62
Increase (decrease) in general allowance	4	53	(11)	(12)	34

Adjusted net income under IFRS	817	770	856	832	3,275

Management assesses results on a reported basis and on an adjusted basis and considers both to be useful in the assessment of underlying performance. Presenting results on both bases provides readers with an enhanced understanding of how management assesses results. Adjusted results are non-GAAP. Adjusted results derived from CGAAP are disclosed in more detail on page 95 of the annual Management’s Discussion and Analysis (MD&A).

Adjusted net income was $161 million higher than reported net income on an IFRS basis due to the net impact of a $15 million increase related to adjusting items that were detailed on page 95 in the Non-GAAP Measures section of the annual MD&A, a $50 million increase due to valuation changes associated with the run-off of structured credit activities as discussed above, a $62 million increase due to Marshall and Ilsley Corporation acquisition related costs and a $34 million increase due to higher levels of general provisions associated with increases in asset balances.

Consolidation

Differences in consolidation requirements under IFRS primarily relate to entities defined as variable interest entities (VIEs) under CGAAP (special purpose entities (SPEs) under IFRS). Under IFRS, we are now required to consolidate our structured credit vehicles, U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. Consolidation of these SPEs increased total assets by $4.2 billion at November 1, 2010.

Effective for reporting in the first quarter of fiscal 2011, certain structured credit activities have now been transferred to Corporate Services from BMO Capital Markets as they are being run-off and do not reflect core business for this segment. Any impact to earnings has been designated as an adjusting item in determining adjusted results.

The opening adjustment at November 1, 2010, as a result of consolidation of the above entities reduced retained earnings by $137 million. The $69 million reduction in net income in 2011 under IFRS was primarily due to changes in the valuation of the run-off structured credit activities.

As previously noted, we expect there may be variability in reported quarterly net income associated with the consolidation of our run-off structured credit activities, but this variability is expected to reduce over time as the assets mature. BMO believes that the first-loss protection provided by the subordinated capital notes in the structured investment vehicles and pre-existing hedges of exposures in the credit protection vehicle exceed future expected realized losses, and as a result any gains or losses recognized in earnings due to changes in market values should offset over time. There has been no change to the structure of our economic exposure.

Securitization

Under Canadian GAAP, we account for transfers of loans to securitization programs as sales when control over loans is given up and consideration other than notes issued by the securitization vehicle is received. Under IFRS, financial assets are derecognized only when substantially all risks and rewards are transferred as determined under derecognition criteria. There were significant levels of credit card securitization gains recognized under CGAAP in fiscal 2011.

Securitized assets will now remain on-balance-sheet under IFRS, including credit card loans and residential mortgages sold through securitization programs. As a result, total assets increased by approximately $22 billion at November 1, 2010, in the Corporate Services segment. The $85 million reduction in net income due to changes in securitization accounting is also reflected in Corporate Services.

Change in general allowance

The general provision for credit losses increased $48 million ($34 million after tax) due primarily to higher levels of loans that are now held on-balance-sheet, including $35 million ($25 million after tax) in respect of securitized assets.

Pension and other employee future benefits

Actuarial gains and losses consist of market related gains and losses on pension fund assets and the impact of changes in discount rates and other assumptions or plan experience being different from management’s expectations for pension obligations.

Under IFRS, we elected to recognize all cumulative actuarial gains and losses as at November 1, 2010, in opening retained earnings for all employee benefit plans. This reduced opening retained earnings by $1.2 billion and increased fiscal 2011 net income by $61 million.

Acquisitions

Under CGAAP, acquisition related costs are capitalized and classified as goodwill. IFRS requires all acquisition related costs be expensed. As a result, expenses were increased by $62 million after tax due to inclusion of additional M&I acquisition related costs. This increase has been designated as an adjusting item and therefore had no impact on adjusted net income under IFRS. Although goodwill on the acquisition of M&I was reduced by this change, total goodwill recognized on the transaction increased due to a difference in the share value used in accounting for the acquisition under IFRS.

Segment results

Differences between results as determined under IFRS and under CGAAP relate primarily to amounts included in results of Corporate Services, with a smaller amount included in P&C Canada. Results of the operating groups have also been restated as a result of certain transfers of business activities between groups, in accordance with our normal practice.

IMPACT OF IFRS ON REGULATORY CAPITAL

The capital impact of the changes associated with the adoption of IFRS are calculated based on our analysis as set out under Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section on pages 73 to 77 in BMO’s 2011 MD&A.

The transition to IFRS will ultimately reduce BMO’s Basel II Tier 1 Capital Ratio by approximately 60 bps, and increase the Assets to Capital Multiple by 1.45x. Under OSFI transition arrangements, BMO has elected to phase in the impact over a five-quarter period.

BMO's pro-forma Basel III Common Equity Ratio at October 31, 2011, would be 6.9%, including the full impact of the adoption of IFRS.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2012 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of BMO’s 2011 MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at October 31 or as close to October 31 as was practical. The impacts of the changes from IFRS are based on our analysis, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in our 2011 MD&A. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of certain structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this document, including whether the first-loss protection provided by the subordinated capital notes will exceed future losses. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions. In determining amounts of asset maturities by year, we have made assumptions as to which issuers will or will not redeem subordinated debt prior to its maturity date, where permitted.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which Apex Trust has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in Apex Trust and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $501 billion as at October 31, 2011 under IFRS, and more than 47,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions.

For News Media inquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

For Investor Relations inquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656

Michael Chase, Toronto, michael.chase@bmo.com, (416) 867-5452

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019